Mission Broadcasting, Inc.

7650 Chippewa Road, Suite 305

Brecksville, OH 4414

November 14, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Melissa Hauber

Re:	Mission Broadcasting, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 (filed March 11, 2008)
Form 10-Q for Quarterly Period Ended June 30, 2008 and March 31, 2008
File No. 333-62916-02

Dear Ms. Hauber:

On behalf of Mission Broadcasting, Inc., a Delaware corporation (“Mission”), I am responding to your letter dated November 3, 2008, relating to the above-referenced filings.

I understand that you had a conversation today with Christian Nagler of Kirkland & Ellis LLP regarding the timing of our response to your letter and that you agreed to extend the deadline for such response until the week beginning November 24, 2008. This letter confirms that we have received your letter and are in the process of formally responding. We expect to send you a formal response no later than Friday, November 28, 2008.

Should you have any questions, please feel free to contact me at (440) 526-2227.

Sincerely,

/s/ David S. Smith

David S. Smith

cc:	Christian O. Nagler, Kirkland & Ellis LLP